UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)

                           TF Financial Corporation
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)

                                  872 391 107
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 15, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [  ].


                              Page 1 of 9 Pages

                                 SCHEDULE 13D
CUSIP NO.  872 391 107                                    PAGE  2  OF  9  PAGES

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 J.J. Cramer & Co.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[  ]
                                                                     (b)[ X]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [  ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                414,200
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING POWER

                                      -0-
              9.                  SOLE DISPOSITIVE POWER

                                      414,200
              10.                 SHARED DISPOSITIVE POWER

                                      -0-
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  414,200
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%
14.           TYPE OF REPORTING PERSON

                  CO

                                 SCHEDULE 13D
CUSIP NO.  872 391 107                                    PAGE  3  OF  9  PAGES

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 James J. Cramer

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[  ]
                                                                     (b)[ X]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [  ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING POWER

                                      414,200
              9.                  SOLE DISPOSITIVE POWER

                                       -0-
              10.                 SHARED DISPOSITIVE POWER

                                      414,200
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  414,200
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%
14.           TYPE OF REPORTING PERSON

                  IN

                                 SCHEDULE 13D
CUSIP NO.  872 391 107                                    PAGE  4  OF  9  PAGES

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Karen L. Cramer

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[  ]
                                                                     (b)[ X]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [  ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING POWER

                                      414,200
              9.                  SOLE DISPOSITIVE POWER

                                       -0-
              10.                 SHARED DISPOSITIVE POWER

                                      414,200
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  414,200
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%
14.           TYPE OF REPORTING PERSON

                  IN

                                 SCHEDULE 13D
CUSIP NO.  872 391 107                                    PAGE  5  OF  9  PAGES

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Cramer Partners, L.P.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[  ]
                                                                     (b)[ X]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [  ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                414,200
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING POWER

                                      -0-
              9.                  SOLE DISPOSITIVE POWER

                                      414,200
              10.                 SHARED DISPOSITIVE POWER

                                      -0-
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  414,200
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%
14.           TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D
CUSIP NO.  872 391 107                                    PAGE  6  OF  9  PAGES

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Cramer Capital Corporation

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[  ]
                                                                     (b)[ X]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [  ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                414,200
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING POWER

                                      -0-
              9.                  SOLE DISPOSITIVE POWER

                                      414,200
              10.                 SHARED DISPOSITIVE POWER

                                       -0-
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  414,200
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%
14.           TYPE OF REPORTING PERSON

                  CO

CUSIP NO. 872 391 107                                        PAGE 7 OF 9 PAGES


ITEM I.SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated October 5, 1994, as amended by Amendment No. 1, dated November 7, 1994, as amended by Amendment No. 2, dated December 21, 1994, as amended by Amendment No. 3, dated February 8, 1996, as amended by Amendment No. 4, dated March 1, 1996 as amended by Amendment No. 5, dated March 7, 1996 and as amended by Amendment No. 6, dated April 17, 1996 (the "Statement") filed by the undersigned relating to the Common Stock, par value $0.10 per share of TF Financial Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          The 414,200 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $5,167,825.50.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a)   This statement on Schedule 13D relates to 414,200
                Shares beneficially owned by the Reporting Persons, which constitute approximately 9.6% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 414,200 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 414,200 Shares.

          (c) In the last sixty days, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the second line the number "302,700" and replacing it with the number "414,200" and (ii) deleting on the fourth line the number "57,000" and replacing it with the number "0".

CUSIP NO. 872 391 107                                         PAGE 7 OF 9 PAGES


                                     SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 1996


                            J.J. CRAMER & CO.

                            By: /S/JAMES J. CRAMER
                                --------------------------
                                 Name:  James J. Cramer
                                 Title: President

                            /S/JAMES J. CRAMER
                            -------------------------
                            James J. Cramer


                            /S/KAREN L. CRAMER
                            -------------------------
                            Karen L. Cramer


                            CRAMER PARTNERS, L.P.

                            By: CRAMER CAPITAL CORPORATION,
                                 its general partner


                            By: /S/JAMES J. CRAMER
                                -----------------------
                                 Name:   James J. Cramer
                                 Title:  President



                            CRAMER CAPITAL CORPORATION


                            By: /S/JAMES J. CRAMER
                                -----------------------
                                Name:  James J. Cramer
                                Title: President

CUSIP NO. 872 391 107                                         PAGE 7 OF 9 PAGES



                                       EXHIBIT B

                               Transactions in Common Stock
                                      of The Company



CRAMER PARTNERS, L.P.


TRADE DATE           NO. OF SHARES               Cost (Sales             SALE/
                                              PRICE) PER SHARE         PURCHASE

 [S]                   [C]                        [C]                  [C]
  5/21/96               75,000                     14.7500                 S
  6/21/96               20,000                     14.7500                 P
  6/27/96               10,000                     14.7500                 P
  6/28/96                5,000                     15.1250                 P
  7/3/96                10,000                     14.4375                 P
  7/10/96               15,000                     14.5625                 P
  7/15/96               25,000                     14.1250                 P




GAM


TRADE DATE        NO. OF SHARES               Cost (Sales             SALE/
                                           PRICE) PER SHARE         PURCHASE

[S]                  [C]                       [C]                    [C]
  5/30/96            10,000                     14.6250                 P
  6/10/96            10,000                     14.6250                 P
  6/28/96             5,000                     15.0625                 S
  7/10/96            15,000                     14.5000                 S